Plan of Distribution

ADDENDUM TO SCHEDULE

            The total fees paid by the Class of each Series of a Fund pursuant to this Distribution Plan shall not exceed the rate, as a percentage of the average annual net assets of that Class, set forth below:

Calvert World Values Fund, Inc.

            Calvert Emerging Markets Equity Fund

Class C

Distribution Fee	Service Fee

0.75%	0.25%

Date: September 28, 2012